UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  72 811 K 10 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

1)      Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
        Persons

        Arturo G. Torres

2)      Check the Appropriate Box if a Member of a Group
               (a)    [ ]
               (b)    [ ]

3)      SEC Use Only

4)      Citizenship or Place of Organization:   U.S.A.

Number                (5) Sole Voting Power: 1,466,990
of Shares
Beneficially          (6) Shared Voting Power:  -0-
Owned by Each
Reporting             (7) Sole Dispositive Power: 1,466,990
Person
With                  (8) Shared Dispositive Power:  -0-

9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,466,990

10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A

11)     Percent of Class Represented by Amount in Row (9): 30%

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12)     Type of Reporting Person: IN

ITEM 1.

        (a)    Name of Issuer: Play By Play Toys & Novelties, Inc.

        (b)    Address of Issuer's Principal Executive Offices:
               4400 Tejasco
               San Antonio, Texas 78218

ITEM 2.

        (a)    Name of Person Filing:  Arturo G. Torres

        (b)    Address of Principal Business Office or, if none, Residence:

               4400 Tejasco
               San Antonio, Texas 78218

        (c)    Citizenship:  U.S.A.

        (d)    Title of Class of Securities:  Common Stock

        (e)    CUSIP Number:  N/A

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          N/A

ITEM 4.  OWNERSHIP.

        (a)    Amount Beneficially Owned: 1,466,990

        (b)    Percent of Class: 30%

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote: 1,466,990

               (ii)   shared power to vote or to direct the vote:  -0-

               (iii)  sole power to dispose or to direct the disposition of:
                      1,466,990

                                              2

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               (iv)   shared power to dispose or to direct the disposition of:
                      -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        N/A

ITEM 10. CERTIFICATION.

        N/A

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

/S/ARTURO G. TORRES
Signature

ARTURO G. TORRES
Name

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